July 12, 2007

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


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Domestic Markets in Review: June 2007

U.S. equity and fixed income markets gave up some ground in the month of June in reaction to:

- rising interest rates;
- +10% increase in the price of crude oil;
- continuing negative news in housing markets; and
- jitters among hedge funds that had made misjudgements on highly leveraged mortgage securities.

The rise in interest rates seen in the second quarter, which resulted in modest negative returns for major fixed income indices, did not dampen enthusiasm for stocks, which posted solid mid-single-digit returns.

June Performance Returns Available

Sit Mutual Funds' June 2007 performance returns are available. To view the results go to the Performance page.

Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview

© REUTERS. Click for Restrictions

July 6th Radio Interview

Chairman Eugene Sit was recently interviewed on Chuck Jaffe's "Your Money" radio program. Click play to listen to the entire interview.


TwinCities BUSINESS
The Journey of Gene Sit

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit in a recent issue.

- Printable Version

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- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
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